KW
3/13/14

14048086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASHINGTON, DC
189

SEC FILE NUMBER
8- 66241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 AND ENDING December 31, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belvedere Global Investors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1896 Mountain View Drive
(No and Street)

Tiburon, CA 94920
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Beaudan 415-839-5239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, Suite 901, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD
3/18/14

OATH OR AFFIRMATION

I, Patrick Beaudan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belvedere Global Investors LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

P Beaudan 2/26/2014
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Marin } SS.

On February 26, 2014 (DATE), before me, D May Crosby, notary public, personally appeared Patrick Beaudan, who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Crosby
NOTARY'S SIGNATURE

D. MAY-CROSBY
COMM. # 1966752
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
MY COMM. EXP. JAN. 15, 2016

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ______ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ______

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

2
NUMBER OF PAGES

2/26/14
DATE OF DOCUMENT

OTHER

SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL 212 953 9200
FAX 212 953 9366

INDEPENDENT AUDITOR'S REPORT

To the Sole Member of
Belvedere Global Investors LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Belvedere Global Investors, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belvedere Global Investors LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Belvedere Global Investors LLC. is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This schedule is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 27, 2014

BELVEDERE GLOBAL INVESTORS LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	18,039
Prepaid expenses		7
Other current assets		1,854
TOTAL ASSETS	$	19,900

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,875
TOTAL LIABILITIES		1,875
Member's Equity:		
Member's equity		18,025
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	19,900

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues:	
Fee Income	$ -
Total Revenues	-
Expenses:	
Professional fees	1,963
Dues, licenses and fees	2,015
Insurance	1,152
Other operating costs	76
Total Expenses	5,205
Net Loss	$ (5,205)

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Balance - Beginning of year	$	18,230
Net Loss		(5,205)
Member contributions		5,000
Balance - End of year	$	18,025

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows from Operating Activities:		
Net Loss	$	(5,205)
Adjustments needed to reconcile net loss with net cash provided/(used) by operating activities:		
(Increase)/Decrease in prepaid expenses		(7)
(Increase)/Decrease in other current assets		(1,789)
Increase/(Decrease) in accounts payable		(625)
Cash Provided/(Used) by Operating Activities		(7,626)
Cash Flows from Financing Activities:		
Member contributions		5,000
Cash Provided/(Used) by Financing Activities		5,000
Net increase/(decrease) in cash		(2,626)
Cash - Beginning of year		20,665
Cash - End of year	$	18,039

The accompanying notes are an integral part of these financial statements.

BELVEDERE GLOBAL INVESTORS LLC
Notes to Financial Statements
December 31, 2013

(1) Organization and Operation

Belvedere Global Investors LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition

The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed individually on the Company's earnings.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2009, 2010, and 2011 tax returns are currently open for examination.

(2) Summary of Significant Accounting Policies (continued)

Allocation of Income and Losses

The net income of the Company for the year is allocated to the members in accordance with the Amended and Restated Limited Liability Operating Agreement dated September 1, 2008.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of approximately $18,018 which was $13,018 in excess of its net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1041 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company does not have any possession or control of customer funds or securities and, therefore claims an exemption from Rule 15c3-3.

(4) Subsequent Events

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 27, 2014, the date which the financial statements were available to be issued.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2013

BELVEDERE GLOBAL INVESTORS LLC
Schedule of Computation of Net Capital
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	18,025
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		18,025
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		7
Net capital before haircuts on securities positions		18,018
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	18,018

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	1,875
Total aggregate indebtedness		1,875

The preceding notes are an integral part of this supplemental information.

BELVEDERE GLOBAL INVESTORS LLC
Schedule of Computation of Net Capital
As of December 31, 2013

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	18,018
Net capital per audited report	$	18,018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	125
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	13,018
Excess net capital at 1000%	$	12,018
Ratio: Aggregate indebtedness to net capital		10.41%

The preceding notes are an integral part of this supplemental information.

BELVEDERE GLOBAL INVESTORS, LLC

Independent Auditors' Report
of Internal Accounting Control

Required by SEC Rule 17a-5

For the Year Ended December 31, 2013

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Sole Member of
Belvedere Global Investors LLC

In planning and performing our audit of the financial statements of Belvedere Global Investors LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and do not modify our opinion dated February 27, 2014 on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 27, 2014